SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)*


                            NOVA COMMUNICATIONS LTD.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   66977X107
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                                 (CUSIP Number)


                              ROBERT C. LASKOWSKI
                  PACIFIC BUILDING, 520 SW YAMHILL, SUITE 600
                               PORTLAND, OR 97204
                                 (503) 241-0780
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 April 10, 2003
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             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  66977X107                  13D                     Page 2 of 4 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Palaut Manangement, Inc.
        #33-064366
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

        OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
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               7    SOLE VOTING POWER
  NUMBER OF
                        100,000,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        100,000,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        100,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40%
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14   TYPE OF REPORTING PERSON*

        CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  66977X107                  13D                     Page 2 of 4 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Patricia J. Goldenberg
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                        100,000,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        100,000,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        100,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  66977X107                  13D                     Page 3 of 4 Pages

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Item 1.  Security and Issuer.

         Common Stock
         Nova Communications Ltd.
         370 Amapola Ave., Suite 202
         Torrance, CA 90501
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Item 2.  Identity and Background.

         Patricia Goldenberg
         44225 Hazel Canyon
         Palm Desert, CA 92260
         President of Palaut Management, Inc..
         Patricia Goldenberg has not been convicted in any criminal proceeding during the past five years, nor has Patricia Goldenberg been a party to a civil proceeding during the past five years of the type described in
         Schedule 13D.


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Item 3.  Source and Amount of Funds or Other Consideration.

         The securities were issued to Palaut Management, Inc. pursuant to the terms and conditions of an Agreement to Convert Debt with Nova Communications Ltd. dated April 10, 2003.
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Item 4.  Purpose of Transaction.

         The purpose of the acquisition was to compensate Palaut Management, Inc. for past services rendered to Nova Communications Ltd. prior to the date of the Agreement to Convert Debt.
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Item 5.  Interest in Securities of the Issuer.

     (a) 100,000,000 shares of common stock representing 40% of the issued and outstanding common stock of the issuer. The 100,000,000 shares are owned by Palaut Management, Inc. Patricia Goldenberg is president of Palaut Management, Inc. There are no other officers of Palaut Management, Inc.

     (b) Sole voting power over 100,000,000 shares.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.
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Item 7.  Material to be Filed as Exhibits.

   99.1 Agreement to Convert Debt between Nova Communications Ltd. and Palaut Management, Inc, dated April 10, 2003.
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
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 18, 2003
                                        Palaut Management, Inc.


                                        /s/ PATRICIA J. GOLDENBERG
                                        ----------------------------------------
                                                       (Signature)

                                        Patricia J. Goldenberg, President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).